UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  March 2007

Commission File Number:  000-29106

                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

        Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [_] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Knightsbridge Tankers Ltd. (the "Company") dated February 13, 2007, announcing the Company's preliminary financial results for the fourth quarter and year ended December 31, 2006.

                                                                  EXHIBIT 99.1


                                  KNIGHTSBRIDGE
                                 TANKERS LIMITED

Knightsbridge Tankers Limited

PRELIMINARY FOURTH QUARTER AND FINANCIAL YEAR 2006 RESULTS

Knightsbridge Tankers Limited (the "Company") reports net income of $9.2 million and earnings per share of $0.53 for the fourth quarter of 2006. The average daily time charter equivalents ("TCEs") earned by the Company's five VLCCs was $41,700 compared with $52,900 in the preceding quarter. The decrease represents a seasonal weakening of the tanker market. Net interest expense for the quarter was $1.4 million (2005 comparable quarter: $1.4 million), and at December 31, 2006 all of the Company's debt is floating rate debt.

The net decrease in cash and cash equivalents in the quarter was $2.4 million. The Company generated cash from operating activities of $17.5 million, used $2.8 million to repay loan and credit facilities and distributed $17.1 million in dividend payments. As of February 5, 2007, the Company has an average cash breakeven rate for its vessels of $18,540 per vessel compared to $16,700 on January 31, 2006.

For the financial year ended December 31, 2006 the Company reports net income of $45.7 million and earnings per share of $2.67 compared with $44.0 million and $2.57, respectively in 2005. The average daily TCEs in 2006 was $48,000 compared with $47,100 in 2005. Net interest expense for the year was $5.5 million (2005:
$4.3 million).

The net decrease in cash and cash equivalents in 2006 was $4.1 million. The Company generated cash from operating activities of $68.7 million, used $11.3 million to repay loan and credit facilities and distributed $61.5 million in dividend payments. The total dividend paid per share in 2006 was $3.60 compared to $4.55 in 2005.

On February 13, 2007 the Board declared a dividend of $0.80 per share. The record date for the dividend is February 26, 2007 and the dividend will be paid on or about March 9, 2007.

THE MARKET

The fourth quarter was seasonally relatively weak for the VLCC segment and the average was calculated to World Scale ("WS") 69.5 based on data from the benchmark route MEG to Japan. This equated to a daily TCE of approximately $35,750 per day compared to approximately WS 156 ($95,500 per day) in the fourth quarter of 2005. Freight was quoted at approximately WS 102 ($64,000 per day) at the start of the quarter for the given route but markets declined throughout the period and ended at approximately WS 60 ($27,000 per day) at December 31, 2006.

The International Energy Agency ("IEA") reported in January an average OPEC oil production, including Iraq, of 29.07 million barrels per day during the fourth quarter of the year, a 0.90 million barrels per day or 3.0 percent decrease from the third quarter. OPEC decided at its extraordinary meeting held in Abuja, the Federal Republic of Nigeria on December 14, 2006 to "reduce OPEC production by a further 500,000 barrels per day, with effect from February 1, 2007 in order to balance supply and demand". This adds to their previously announced cut of 1.2 million barrels per day effective November 1, 2006. On January 1, 2007, Angola became the twelfth member of OPEC.

IEA estimates that world oil demand averaged 85.7 million barrels per day in the fourth quarter, a 1.9 percent increase from the third quarter of 2006. IEA further predicts that the average demand for 2007 in total will be 85.8 million barrels per day, or a 1.6 percent growth from 2006, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 479 vessels at the end of the fourth quarter with four deliveries and no vessels scrapped during the last quarter of the year. The total order book amounted to 161 vessels at the end of the fourth quarter, down from 165 vessels after the third quarter of 2006. There are 30 deliveries expected in 2007 and 39 in 2008. The current order book represent 33.6 percent of the VLCC fleet.

OUTLOOK

The average Clarkson TCE reference rate for the first quarter to date is $54,400 per day. However, the market has softened recently and this may be due to seasonal factors. In light of the Company's low degree of debt and good future contract coverage the Board remains satisfied with the Company's position.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" "pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge's operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.


February 13, 2007
The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda


Questions should be directed to:

Contact:          Ola Lorentzon
                  + 46 703 998886

                  Inger M. Klemp
                  + 47 23 11 40 76

         KNIGHTSBRIDGE TANKERS LIMITED FOURTH QUARTER REPORT (UNAUDITED)

   2005        2006  INCOME STATEMENT                       2006           2005
Oct-Dec     Oct-Dec  (in thousands of $)                 Jan-Dec        Jan-Dec
                                                                      (audited)
--------------------------------------------------------------------------------

 30,134      24,460  Operating revenues                  105,728        100,179
                     Operating expenses
  4,097       5,722  Voyage expenses                      20,015         16,459
  4,322       3,523  Ship operating expenses              15,835         17,211
    178         350  Administrative expenses               1,492            988
  4,315       4,315  Depreciation                         17,121         17,120
 12,912      13,910  Total operating expenses             54,463         51,778

 17,222      10,550  Net operating income                 51,265         48,401
                     Other income/(expenses)
    140         358  Interest income                       1,383            959
(1,506)     (1,752)  Interest expense                    (6,881)        (5,310)
    (4)         (3)  Other financial items                  (50)           (83)
(1,370)     (1,397)  Total other expenses                (5,548)        (4,434)

 15,852       9,153  Net income                           45,717         43,967

 17,100      17,100  Average number of ordinary
                     shares outstanding (000's)           17,100         17,100
  $0.93       $0.53  Earnings per share ($)                $2.67          $2.57

BALANCE SHEET                                               2006          2005
(in thousands of $)                                       Dec 31        Dec 31
                                                                      (audited)
--------------------------------------------------------------------------------

ASSETS
Short term
Cash and cash equivalents                                    8,538     12,634
Restricted cash                                             10,000     10,000
Other current assets                                        14,723     15,096
Long term
Vessels, net                                               267,949    285,070
Deferred charges and other long-term assets                    289        359

Total assets                                               301,499    323,159

LIABILITIES AND STOCKHOLDERS' EQUITY
Short term
Short term debt and current portion of long-term debt       11,211     11,200
Other current liabilities                                   13,098      7,726
Long term
Long term interest bearing debt                             98,000    109,200
Stockholders' equity                                       179,190    195,033

Total liabilities and stockholders' equity                 301,499    323,159

    2005         2006  STATEMENT OF CASHFLOWS                            2006           2005
 Oct-Dec      Oct-Dec  (in thousands of $)                               Jan-Dec        Jan-Dec
                                                                                      (audited)
                       OPERATING ACTIVITIES
  15,852        9,153  Net income                                          45,717      43,967
                       Adjustments to reconcile net income
                       to net cash provided by operating activities
   4,332        4,332  Depreciation, amortization and foreign exchange     17,191       17,186
 (7,273)        3,969  Change in operating assets and liabilities           5,745        8,975

  12,911       17,454  Net cash provided by operating activities           68,653       70,128

                       FINANCING ACTIVITIES
       -           11  Proceeds from long-term debt and credit                 87            -
                       facilities
 (2,955)      (2,800)  Repayments of long-term debt and credit           (11,276)     (11,342)
                       facilities
 (8,550)     (17,100)  Dividends paid                                    (61,560)     (77,805)

(11,505)     (19,889)  Net cash used in financing activities             (72,749)     (89,147)

   1,406      (2,435)  Net increase (decrease) in cash and cash           (4,096)     (19,019)
                       equivalents
  11,228       10,973  Cash and cash equivalents at start of period        12,634       31,653
  12,634        8,538  Cash and cash equivalents at end of period           8,538       12,634

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                          KNIGHTSBRIDGE TANKERS LIMITED
                                  (Registrant)


Dated:   March 21, 2007                       By: /s/ Kate Blankenship
                                                  -----------------------------
                                                      Kate Blankenship
                                                      Secretary


SK 01655 0002 757794